UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 7, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amyris Inc.

File No. 001-34885 - CF#29038

_____

Amyris Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 9, 2012.

Based on representations by Amyris Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.01	through July 15, 2022
Exhibit 10.02	through July 15, 2022
Exhibit 10.06	through June 21, 2022
Exhibit 10.07	through June 21, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel